Exhibit 99.1

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR
 THE FIRST QUARTER OF 2010

NANJING, China, April 30, 2010 /PRNewswire via COMTEX/ -- China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy” or the “Company”) a specialized solar cell and module manufacturer based in Nanjing, China, announced today its financial results for the first quarter of 2010.

First Quarter Financial Results

•
Revenues were US$104.3 million, representing a 181.9% and 6.9% increase compared to the first quarter of 2009 and the fourth quarter of 2009, respectively. Revenues generated from solar cell sales were US$91.7 million, representing a 166.6% and 3.3% increase compared to the first quarter of 2009 and the fourth quarter of 2009, respectively.

•
Gross profit was US$16.9 million compared to a gross loss of US$8.8 million and gross profit US$10.4 million during the first quarter of 2009 and the fourth quarter of 2009, respectively. Gross margin was 16.2%, compared to negative 23.7% during the first quarter of 2009 and 10.7% during the fourth quarter of 2009.

•	GAAP net income was US$7.1 million, compared to net loss of US$16.0 million and net loss of US$3.6 million in the first quarter of 2009 and the fourth quarter of 2009, respectively.
•
GAAP net income per ADS was US$0.18 on both basic and diluted basis, compared to a net loss of US$0.40 and US$0.09 per ADS in the first quarter of 2009 and the fourth quarter of 2009. Adjusted non-GAAP net income per ADS was US$0.16 on both basic and diluted basis.

•	Operating cash inflow in the first quarter was US$22.7 million.
* Please refer to “Reconciliation Tables of GAAP to adjusted Non-GAAP Figures” at the end of this press release.

“We are pleased to see that the strategic actions taken over the past several quarters have helped China Sunergy benefit from the improving demand environment, resulting in healthy gross margins and a return to net profitability,” commented Mr. Stephen Zhifang Cai, CEO of China Sunergy. “Our improved operational efficiency and aggressive supply-chain management allowed us to reduce our cost base, and we implemented a comprehensive financial strategy against market volatility, including currency hedges, that shielded our cash flow during the quarter. In the coming months, we will integrate our solar cell manufacturing expertise with our new module production capabilities, to ensure we continue to offer industry leading solar products to our global customers.”

Technological and Operational Highlights

•	Shipments of solar power products in the first quarter amounted to approximately 74.9 MW, representing a 213.4% increase on a year-over-year basis and a 0.8% increase sequentially.

•	First quarter production of 75.0 MW of solar cells represented a 312.1% increase on a year-over-year basis and a 22.3% increase sequentially.

•
During the quarter, China Sunergy entered into an agreement to acquire two related module manufacturers, CEEG (Shanghai) Solar Science & Technology Co., Ltd and CEEG (Nan Jing) New Energy Co., Ltd. The acquisitions enhance China Sunergy’s position in the downstream photovoltaic market and advance the Company’s initiative of developing into a comprehensive solution provider and providing value-added services to customers, by bringing polycrystalline module manufacturing in-house and strengthening the Company’s competitive advantages within the solar sector.

•
As a result of the investment made in skilled technical personnel last quarter, the Company continued to refine its manufacturing processes, which contributed to the yield improvement. In addition, China Sunergy was able to offer a more favorable product mix during the quarter, which also contributed to the gross margin improvement.

First Quarter 2010 Financial Review

Revenues, Shipment and Production

During the first quarter of 2010, revenues increased 181.9% on a year-over-year basis, and 6.9% sequentially to US$104.3 million.

During the first quarter of 2010, sales from solar cells, modules and other sales accounted for 87.9%, 3.5% and 8.6% of total revenues, respectively. Shipments, including 2.1 MW for module sales, amounted to approximately 74.9 MW, compared to 23.9 MW during the first quarter of 2009 and 74.3 MW during the fourth quarter of 2009.

For the first quarter, quarter-on-quarter sales of solar cell products increased by 166.6% as compared to the first quarter of 2009.

Solar cell sales in overseas markets as a percentage of total solar cell sales were 25.4% in the first quarter of 2010 compared to 24.2% and 31.3% in the first quarter of 2009 and the fourth quarter of 2009, respectively.

Gross Profit/Loss, Gross Margins and Average Selling Price (“ASP”)

Gross profit for the quarter was US$16.9 million, which led to a blended gross margin of 16.2%, up from 10.7% in the fourth quarter of 2009. The improvement in gross margin was partially due to steady ASP and a lower cost structure, a result of better supply chain management and higher production levels during the quarter.

Blended ASP during the first quarter was US$1.26 per watt, which is same with the previous quarter. The blended ASP for the first quarter of 2009 was US$1.64.

Wafer Costs

In the first quarter of 2010, blended wafer costs declined to US$0.78 per watt compared to US$0.80 per watt in the fourth quarter of 2009. Wafer costs per watt as a percentage of total production costs per watt rose from 76.4% in the fourth quarter of 2009 to 77.7% in the first quarter of 2010, partially due to total production cost declining to a greater degree than wafer costs during the first quarter of 2010.

Other production costs for the quarter declined to US$0.22 per watt compared to US$0.25 in the fourth quarter of 2009, mainly due to the increased production volume.

SG&A, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the first quarter of 2010 were US$5.8 million, compared to US$6.1 million in the first quarter of 2009 and US$10.7 million in the fourth quarter of 2009.

For the first quarter, the Company reported an income from operations of US$10.3 million, compared to an operating loss of US$16.4 million and an operating loss of US$1.1 million for the first quarter of 2009 and the fourth quarter of 2009, respectively.

Interest expense for the first quarter of 2010 was US$2.2 million, compared to US$1.5 million for the first quarter of 2009 and US$2.3 million for the fourth quarter of 2009, respectively.

In the first quarter of 2010, the Company reported a net income of US$7.1 million, compared to a net loss of US$3.6 million in the previous quarter and a net loss of US$16.0 million in the first quarter of 2009.

Non-GAAP net income was US$6.6 million in the first quarter of 2010, compared to non-GAAP net loss of US$13.3 million and non-GAAP net loss of US$3.2 million in the first quarter of 2009 and the fourth quarter of 2009, respectively.

*The non-GAAP measures are described and reconciled to the corresponding GAAP measures in the section below titled “Use of Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow

As of March 31, 2010, the Company had cash and cash equivalents of US$143.3 million. Net operating cash inflow for the first quarter was US$22.7 million. Depreciation and amortization was US$3.0 million and capital expenditures were US$0.8 million.

Future Developments and Company Outlook

Manufacturing Capacity Expansion

Given the anticipated increase in demand for its solar cell products, China Sunergy plans to expand its solar cell manufacturing capabilities through the addition of 3 new solar cell lines within its Nanjing facility. These new lines are expected to add 80 MW in solar cell capacity by the end of 2010. China Sunergy anticipates $13 million in capital expenditure during 2010 to fund this capacity expansion.

Second Quarter Outlook

During the second quarter of 2010, China Sunergy anticipates solar product shipments will be between 80 MW to 90 MW, with a gross margin of between 14 - 16%. For the full year of 2010, the Company still expects to ship 280MW to 350MW of solar products.

Additional Company Updates

During the quarter, China Sunergy announced the appointment of Mr. Stephen Zhifang Cai as Chief Executive Officer. Mr. Cai, with extensive operational, management and technological experience, brings a high level of directly relevant knowledge to China Sunergy given his previously successful management of key strategic projects. Mr. Cai’s positions have included Director of China Electric Equipment Group, CEO of CEEG PV Business, Chairman of CEEG Shanghai Science and Technology, and management roles at DuPont China and the Shanghai Institute of Chemical Fiber.

Regarding the ongoing dispute with REC WAFER NORWAY AS(“REC WAFER”), in September 2009, China Sunergy initiated a lawsuit against REC Wafer and requested for an injunction at the People’s High Court of Jiangsu Province, China(“the PRC Court”). The court accepted the case and issued the injunction to the related banks for the purpose of preventing those banks from payments under the bank guarantees.. REC Wafer challenged the jurisdiction of the PRC Court.over this case. However, the PRC Court, after an oral hearing, rejected REC Wafer’s challenge in mid April, 2010.

In addition, China Sunergy initiated a lawsuit in September 2009 at the Salten District Court , alleging that REC Wafer is not a party to the contract originally entered into between China Sunergy and the dissolved REC Sitech. The original oral hearing scheduled at the Salten District Court from the 19th to 21st of April was delayed, due to the Iceland volcano eruption. The new date of the oral hearing is rescheduled to 1st and 2nd of June, 2010 with a judgment expected in the same month.

In parallel, China Sunergy requested an injunction at the Salten District Court to prevent REC from accessing the bank guarantees. After an oral hearing, the Salten District Court denied the injunction. China Sunergy appealed the decision. On April 16, 2010, the Court of Appeal denied the injunction and China Sunergy further appeals to the Supreme Court. The Court of Appeal further ordered on April 23, 2010 to the effect that its ruling on April 16, 2010 is to be suspended until the appeal is determined by the Supreme Court.

China Sunergy plans to vigorously defend the Company's interests and will continue to monitor the developments of the REC legal proceedings under both PRC and Norwegian courts. As of date of this release, the Company has not accrued any contingent loss related to this matter given that the outcome and any loss, if any, is undeterminable at this time.

Quarterly Earnings Conference Call Details

China Sunergy will host a conference call at 8:00 a.m. Eastern Time or 5:00 a.m. Pacific Time (Beijing / Hong Kong Time: April 30, 2010 at 8:00 p.m.).

The dial-in details for the live conference call are as follows:

US Toll Free Dial In:	+1-866-804-6923
International Dial In:	+1-857-350-1669
Participant Passcode:	39769535

The call will also be available online at http://www.chinasunergy.com.

For those who cannot access the live broadcast, a replay will be available from two hours after the end of the call until May 6, 2010. The replay is available online or using the numbers below:

U.S toll free number:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	50462190

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets.
For more information please visit http://www.chinasunergy.com.

Use of Non-GAAP Financial Measures

To supplement China Sunergy's consolidated financial results presented in accordance with GAAP, China Sunergy uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation and change in fair value of foreign currency derivative loss/gain, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss/gain. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures" set forth at the end of this release. China Sunergy believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company expects to provide net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. A limitation of using non-GAAP net income excluding share-based compensation and change in fair value of foreign currency derivative loss/gain, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss/gain is that these non-GAAP measures exclude the share-based compensation and change in fair value of foreign currency derivative loss/gain that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For further information contact:

Financial Dynamics
Peter Schmidt
Email: peter.schmidt@fd.com
Phone: + 86-10-8591-1953

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
 (In US$ ’000, except share and per share data)

	For the 3 months ended
	Mar 31, 2010	Dec 31, 2009 *	Mar 31, 2009 *

Sales to third parties	64,282	66,165	22,775
Sales to related parties	40,005	31,470	14,263
Total sales	104,287	97,635	37,038
Cost of goods sold	(87,410)	(87,235)	(45,814)
Gross profit (loss)	16,877	10,400	(8,776)
Operating expenses:
Selling expenses	(590)	(855)	(549)
General and administrative expenses	(5,253)	(9,874)	(5,508)
Research and development expenses	(724)	(723)	(1,544)
Total operating expenses	(6,567)	(11,452)	(7,601)
Income/(Loss) from operations	10,310	(1,052)	(16,377)
Interest expense	(2,161)	(2,297)	(1,499)
Interest income	195	338	322
Other expenses	(1,426)	(999)	(661)
Changes in fair value of derivatives	1,442	179	(2,343)
Income/(loss) before income tax	8,360	(3,831)	(20,558)
Income tax (expense) benefit	(1,254)	240	4,592

Net income/(Loss)	7,106	(3,591)	(15,966)
Net income/(Loss) attributable to company ordinary shareholders	7,106	(3,591)	(15,966)

Net income /(Loss) per ADS
Basic	$0.18	$(0.09)	$(0.40)
Diluted	$0.18	$(0.09)	$(0.40)

Weighted average ADS outstanding
Basic	40,011,809	39,983,692	39,810,509
Diluted	43,589,044	39,983,692	39,810,509

 China Sunergy Co., Ltd
 Unaudited Condensed Consolidated Balance Sheet Information
 (In US$ ’000, except share and per share data)

	Mar 31, 2010	Dec 31, 2009 *
Assets
Current Assets
Cash and cash equivalents	143,263	123,855
Restricted cash	57,175	55,678
Accounts receivable, net	12,570	15,292
Other receivable, net	2,576	3,838
Inventories, net	35,710	22,645
Advance to suppliers, net	1,740	184
Amount due from related parties	24,034	22,102
Current deferred tax assets	1,585	2,839
Other current assets	89	251
Total current assets	278,742	246,684
Property, plant and equipment, net	92,878	93,790
Prepaid land use rights	6,389	6,427
Deferred tax assets	1,568	1,568
Restricted cash- Collateral account	17,768	20,471
Prepayment to related party in connection with acquisition	7,032	-
Other long-term assets	4,565	4,849
Total assets	408,942	373,789

Liabilities and equity
Current liabilities
Short-term bank borrowings	108,404	102,516
Accounts payable	47,152	28,705
Accrued expenses and other current liabilities	12,643	5,474
Amount due to related parties	687	2,369
Total current liabilities	168,886	139,064
Collateral account payable	17,768	20,471
Other liabilities	2,506	2,535
Convertible bond payable	44,000	44,000
Total liabilities	233,160	206,070

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 and 267,287,253 shares issued outstanding as of March 31, 2010 and December 31, 2009, respectively	27	27
Additional paid-in capital	185,835	185,337
Subscription receivable	-	(405)
Accumulated deficit	(31,342)	(38,448)
Accumulated other comprehensive income	21,262	21,208
Total equity	175,782	167,719
Total liabilities and equity	408,942	373,789

* On January 1, 2010, The Company adopted ASC 470-20 (former EITF 09-1), “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”.  Accordingly, the share lending arrangement has been measured at fair value and recognized as an issuance cost associated with the convertible debt offering.  Retrospective application is required for all periods presented. Prior year numbers have been retrospectively adjusted upon adoption. As a result, additional debt issuance costs at issuance of $1.9 million will be amortized over the life of the convertible notes with a credit charged to additional paid-in capital and resulted in an adjustment of $809,349 to beginning retained earnings on January 1, 2010. The Company booked additional interest expenses in the first and fourth quarter of 2009 totaled at US$79,000 and US$74,000, respectively. The related interest expense amortized for convertible debt issuance cost amounted to US$248,000 for Q1 2010.

* Note 1
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(In US$ ’000)

	For the 3 months ended
	Mar 31, 2010	Dec 31, 2009 *	Mar 31, 2009 *

GAAP Net income/(loss)	7,106	(3,591)	(15,966)
Stock based compensation	903	530	352
Changes in fair value of derivatives- REC contract	-	-	5,136
Changes in fair value of derivatives- Euro hedging	(1,442)	(179)	(2,793)

Non-GAAP Net income/(loss)	6,567	(3,240)	(13,271)

Non-GAAP Net income/(loss) per ADS
Basic	$0.16	$(0.08)	$(0.33)
Diluted	$0.16	$(0.08)	$(0.33)

Weighted average ADS outstanding
Basic	40,011,809	39,983,692	39,810,509
Diluted	43,589,044	39,983,692	39,810,509